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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                               ORGANOGENESIS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   685906-10-9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Novartis Pharma AG
                                Lichtstrasse 35
                                 CH-4002 Basel
                                  Switzerland
                             Attn: General Counsel
                          Telephone: 011-41-61-324-1111

                                 with a copy to:

                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                            Telephone: (212) 259-8000
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------------------               ------------------------------
CUSIP NO. 685906-10-9                   13G            PAGE 2 OF 7 PAGES
----------------------------------               ------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Novartis Pharma AG
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
      NUMBER OF        5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           2,884,671
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                       6   SHARED VOTING POWER

                           0
                      ----------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           2,884,671
                      ----------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,884,671
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        7.3%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).  NAME OF ISSUER:

            Organogenesis Inc.



ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

            150 Dan Road
            Canton, Massachusetts 02021



ITEM 2(a).  NAME OF PERSON FILING:

            Novartis Pharma AG



ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Lichtstrasse 35
            CH-4002 Basel
            Switzerland



ITEM 2(c).  CITIZENSHIP:

            Novartis Pharma AG ("Novartis") is a company incorporated under the laws of Switzerland.



ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share



ITEM 2(e).  CUSIP NUMBER:

            685906-10-9

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ITEM 3.           Not Applicable



ITEM 4.           OWNERSHIP:

      (a)   AMOUNT BENEFICIALLY OWNED:    2,884,671

      On October 22, 2001, Novartis filed its initial Schedule 13G (the "Schedule 13G") with respect to the Common Stock, par value $.01 per share (the "Common Stock") of Organogenesis Inc. (the "Issuer"). In the Schedule 13G, Novartis reported beneficial ownership of an aggregate of 2,723,615 shares of the Common Stock, which consisted of (i) 657,500 shares of the Common Stock held outright and (ii) 2,066,115 shares of the Common Stock issuable upon the conversion of a $10 million 7% Convertible Subordinated Note of the Issuer (the "Convertible Note") at the then current conversion price of $4.84, which conversion price was subject to further adjustment.

      As of February 12, 2002, the conversion price of the Convertible Note was $4.49. This adjustment to the conversion price of the Convertible Note results in Novartis having beneficial ownership of an additional
      161,056 shares of the Common Stock, for a total of 2,227,171 shares of the Common Stock issuable upon conversion of the Convertible Note. Novartis still holds 657,500 shares of the Common Stock outright.

      (b)   PERCENT OF CLASS: 7.3%

      This percentage is based on 37,074,900 shares of the Common Stock outstanding at January 17, 2002, as reported by the Issuer in its Amendment No. 3 to Form S-3 Registration Statement filed with the Securities Exchange Commission on February 6, 2002, and on the issuance of 2,227,171 shares of the Common Stock upon conversion of the Convertible Note.

      (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct to vote:                   2,884,671

            (ii)  Shared power to vote or to direct to vote:                 0

            (iii) Sole power to dispose or to direct the disposition of:     2,884,671

            (iv)  Shared power to dispose or to direct the disposition of:   0

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ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable



ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable



ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

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ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable



ITEM 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002


                                          NOVARTIS PHARMA AG


                                          By:   /s/ Karl-Heinz Marx
                                               ----------------------------
                                               Name:   Karl-Heinz Marx
                                               Title:  Head of Business
                                                       Planning and Analysis


                                          By:   /s/ Kimberly Urdahl
                                               ----------------------------
                                               Name:   Kimberly Urdahl
                                               Title:  Head of Legal,
                                                       Transplantation and
                                                       Mature Products